ANSLOW & JACLIN, LLP
195 ROUTE 9, SUITE 204
MANALAPAN, NJ 07226

July 18, 2007

Angela J. Halac
U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, DC 20549

Re:	Tetros, Inc.
File#	000-51881

Dear Ms. Halac:

We received your comment letter for the 8k for Change in Auditor filed by Tetros, Inc. on May 31, 2007.  The following are our responses:

1.
Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant’s report on the financial statements for either the past two years contained an adverse opinion, a disclaimer of opinion, or was modified as to uncertainty, audit scope, accounting principles, including the ability to continue as a going concern.  If the accountant did not provide an opinion for the past two fiscal years, please explicitly state the applicable period.

ANSWER: The document has been amended to include a disclosure that the former accountant’s report on the financial statements for the time period from inception December 9, 2005 to April 26, 2007 did not contain an adverse opinion, or a disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles, including the ability to continue as a going concern.

2.
Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether there were disagreements between the Company and the former accountant for the two most recent fiscal years and any subsequent period though the date of resignation.  Please revise accordingly.

ANSWER:  The document has been amended to disclose that there were no disagreements between the Company and the former accountant for the two most recent fiscal years and any subsequent period though the date of resignation.

3.
Please file an updated letter from your former accountant stating whether the accountant agrees with your Item 304 Disclosure, or the extent to which the accountant does not agree.  Refer to Item 304(a)(3).

ANSWER: We have filed an updated letter from Gately & Associates LLC as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B.  This letter reflects their agreement or disagreement with any disclosure in the amended Form 8-K filing.

In addition, the Company acknowledges that:

•          Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
      GREGG E. JACLIN